NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 11, 2013, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on May 31, 2013 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Plains Exploration & Production Company. became effective before the opening on May 31, 2013. Each share of Common Stock of Plains Exploration & Production Company Stock held, shareholders will have the right to elect to receive cash or Freeport-McMoRan Copper & Gold Inc. Common Stock with a value equal to the sum of (i) $25.00 and (ii) 0.6531 multiplied by the average closing price of 'FCX' Common Stock on the NYSE for the ten trading days immediately preceding the date which is five trading days immediately prior to the completion date of the merger. Cash will be paid in lieu of fractional shares The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 31, 2013.